UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 5, 2009

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                      Form 40-F      ✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      ✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes                      No      ✓

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-152607) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Supplemental United States GAAP Disclosures, June 30, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: November 5, 2009	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President, Corporate Secretary & Chief Compliance Officer

ENBRIDGE INC.

SUPPLEMENTAL UNITED STATES GAAP DISCLOSURES

June 30, 2009

This unaudited supplemental information should be read in conjunction with the unaudited interim consolidated financial statements of Enbridge Inc. (Enbridge or the Company) as at and for the three and six months ended June 30, 2009 and 2008. Significant differences between Canadian and United States generally accepted accounting principles (GAAP) are described in Note 9 of the June 30, 2009 consolidated financial statements. Presentation of the following disclosures would be required under United States GAAP as specified in Item 18 of Form 20-F.

1.	SEGMENTED INFORMATION – TOTAL ASSETS

(millions of Canadian dollars)	June 30, 2009	December 31, 2008
Liquids Pipelines	8,902.3	7,466.7
Gas Pipelines	2,641.3	2,736.1
Sponsored Investments	3,905.7	3,765.5
Gas Distribution and Services	7,926.5	7,631.3
International	104.2	357.4
Corporate	2,485.5	2,744.4

	25,965.5	24,701.4

2.	ACCOUNTS RECEIVABLE AND OTHER

(millions of Canadian dollars)	June 30, 2009	December 31, 2008
Trade receivables	792.6	1,088.4
Unbilled revenues	390.4	569.8
Regulatory assets	170.3	144.6
Taxes receivable	158.4	133.3
Short-term portion of derivative assets	68.6	65.3
Due from affiliates	33.5	18.3
Prepaid expenses and deposits	52.6	50.7
Dividends receivable	13.0	13.3
GST receivable	4.9	74.6
Other	77.0	164.2

	1,761.3	2,322.5

Allowance for doubtful accounts receivable was $77.0 million at June 30, 2009 (December 31, 2008 – $69.0 million).

3.	INVENTORY

(millions of Canadian dollars)	June 30, 2009	December 31, 2008
Gas	393.3	674.3
Other commodities	207.7	170.4

	601.0	844.7

4.	ACCOUNTS PAYABLE AND OTHER

(millions of Canadian dollars)	June 30, 2009	December 31, 2008
Trade payables	698.0	548.0
Operating accrued liabilities	884.3	1,013.7
Construction payables	185.1	273.5
Taxes payable	234.2	272.9
Security deposits	131.3	122.8
Contractor holdbacks	49.0	67.8
Other	105.4	112.8

Total	2,287.3	2,411.5

5.	EARNINGS PER SHARE

Earnings per common share is calculated by dividing earnings applicable to common shareholders by the weighted average number of common shares outstanding. For the three and six months ended June 30, 2009, the weighted average number of shares outstanding has been reduced by the Company’s pro-rata weighted average interest in its own common shares of 11.1 million shares (2008 – 11.1 million shares), resulting from the Company’s reciprocal investment in Noverco.

The treasury stock method is used to determine the dilutive impact of stock options. This method assumes that any proceeds from the exercise of stock options would be used to purchase common shares at the average market price during the period.

	Three months ended June 30,		Six months ended June 30,
(number of common shares in millions)	2009	2008	2009	2008
Weighted average shares outstanding	363.5	359.4	362.9	358.6
Effect of dilutive options	2.0	3.4	1.6	2.9

Diluted weighted average shares outstanding	365.5	362.8	364.5	361.5

6.	RISK MANAGEMENT

Hedges

The Company uses derivatives and non-derivative financial instruments to manage changes in commodity prices, foreign currency exchange rates, interest rates and certain compensation tied to its share price. Hedge accounting is optional and requires the Company to document the hedging relationship and test the hedging items’ effectiveness in offsetting changes in fair values or cash flows of the underlying hedged item on an ongoing basis. The Company presents the earnings and cash flow effects of hedging items with the hedged transaction.

Market Price Risk

The Company’s earnings are subject to movements in interest rates, foreign exchange rates and commodity prices (collectively, market price risk). Formal risk management policies, processes and systems have been designed to mitigate these risks.

Earnings at Risk (EaR) is the principal risk management metric used to quantify market price risk at Enbridge. EaR is an objective, statistically derived risk metric that measures, with a 97.5% level of confidence, the maximum adverse change in projected 12-month earnings that could result from market price risk over a one-month period. The Company’s policy is to target a maximum EaR of 5% of earnings.

The Company calculates EaR using Monte Carlo simulation to produce projections of earnings using a randomly generated series of forecasted market prices and Enbridge’s current market exposures. Historical statistical distributions of market prices and the correlation among those market prices are used to generate an entire probability distribution of possible deviations from forecast earnings. The following summarizes the types of market price risks to which the Company is exposed and the risk management instruments used to mitigate them.

Commodity Price Risk

The Company is exposed to gains or losses due to changes in the market price of commodities. The Company may use natural gas, power, crude oil and natural gas liquids swaps, collars or options to manage the value of variable price exposures that arise from commodity usage, storage, transportation and supply agreements.

Foreign Exchange Risk

The Company is exposed to both transaction and translation risk due to the volatility of foreign currency exchange rates. The Company has exposure to foreign currency exchange rates, primarily arising from its United States dollar denominated investments and, to a lesser extent, its monetary assets and liabilities denominated in this currency.

The carrying values of these assets and liabilities as well as the comprehensive income and earnings derived from them, are subject to foreign exchange rate fluctuation. The Company uses forward contracts and cross currency swaps to manage a portion of the foreign exchange exposure related to changes in the carrying values, cashflows and earnings of its U.S. dollar denominated investments. The Company uses some of its U.S. dollar denominated debt to hedge the carrying values of certain equity investments. In addition, the Company uses short and long-term foreign exchange forward contracts to manage exposure related to foreign currency denominated receivables, payables and long-term debt.

Interest Rate Risk

The Company is exposed to cashflow and revaluation risk due to the volatility of interest rates. Cash flows are impacted by changes in market interest rates on variable rate debt. Floating to fixed interest rate swaps, collars and forward rate agreements are used to mitigate cash flow volatility due to future interest rate fluctuation. The Company is also exposed to cash flow interest rate risk on fluctuations in market interest rates ahead of anticipated fixed rate debt issuances. The Company may enter into interest rate derivatives such as bond forwards and treasury locks to fix a portion of the interest payments of these future debt issuances. The Company monitors its fixed and variable rate debt instruments, targeting a debt portfolio mix of up to 25% floating rate debt as a percentage of total debt outstanding. Fixed to floating swaps are also used from time to time to manage this position and optimize the Company’s debt portfolio. The fair value of existing fixed rate long-term debt is also impacted by changes in market interest rates. The Company does not typically manage the fair value risk of its debt instruments as they are classified as financial liabilities and classified at amortized cost.

Equity Price Risk

Equity price risk is the risk of earnings fluctuations due to changes in the Company’s share price. The Company has exposure to its own common share price through the issuance of various forms of stock based compensation, which affect earnings through revaluation of the outstanding units every period. The Company uses equity derivatives to manage the earnings volatility derived from one form of stock based compensation, Restricted Stock Units.

Cash Flow Hedges

The Company uses cash flow hedges to manage changes in commodity prices, foreign currency exchange rates and interest rates. The effective portion of the change in the fair value of a cash flow hedging instrument is recorded in Other Comprehensive Income (OCI) and reclassified to earnings when the hedged item impacts earnings. Any hedge ineffectiveness is recorded in current period earnings.

If a derivative instrument designated as a cash flow hedge ceases to be effective or is terminated, hedge accounting is discontinued and the gain or loss at that date is deferred in OCI and recognized in earnings concurrently with the related transaction. If a hedged, anticipated transaction is no longer probable, the gain or loss is recognized immediately in earnings. Subsequent gains and losses from ineffective derivative instruments are recognized in earnings in the period they occur.

Net Investment Hedges

The Company uses net investment hedges to manage the carrying values of United States dollar denominated foreign investments. The effective portion of the change in the fair value of the hedging instrument is recorded in OCI. Any ineffectiveness is recorded in current period earnings. Amounts recorded in Accumulated Other Comprehensive Income or Loss (AOCI) are recognized in earnings when there is a significant reduction of the hedged net investment resulting from a sale of ownership interests.

Non-Qualifying Derivatives

If a derivative instrument is not an effective hedge for accounting purposes or is not designated as hedging item, changes in the fair value are recorded in current period earnings.

Total Derivative Instruments

The following table summarizes the balance sheet location and fair value of the Company’s derivative instruments as at June 30, 2009. The Company did not have any outstanding fair value hedges as at June 30, 2009.

(millions of Canadian dollars)	Derivative Instruments used as Cash Flow Hedges	Derivative Instruments used as Net Investment Hedges	Non- Qualifying Derivative Instruments	Total Derivative Instruments

Accounts receivable and other
U.S. forwards (cumulative exchange amounts)	2.2	9.9	25.6	37.7
Interest rate contracts	—	—	0.9	0.9
Energy commodity	3.1	—	20.4	23.5
Power commodity	0.3	—	6.2	6.5
Deferred Amounts and Other Assets
U.S. forwards (cumulative exchange amounts)	13.8	62.7	207.3	283.8
Interest rate contracts	100.5	—	2.4	102.9
Energy commodity	—	—	1.4	1.4
Power commodity	3.2	—	3.2	6.4
Accounts payable and other
Interest rate contracts	66.6	—	5.9	72.5
Energy commodity	36.3	—	31.3	67.6
Power commodity	0.4	—	—	0.4
Other Long-Term Liabilities
Interest rate contracts	9.7	—	0.1	9.8
Equity price forwards	1.6	—	2.2	3.8
Energy commodity	7.8	—	2.7	5.1
Power commodity	4.6	—	0.6	5.2

The fair value of derivative instruments has been estimated using period end market information. This market information includes observable inputs such as published market prices for commodities, interest rate yield curves and foreign exchange rates. When possible, financial instruments are valued using quoted market prices.

The following table summarizes the total notional principal or quantity outstanding related to the Company’s derivative instruments at June 30, 2009.

(millions of Canadian dollars unless otherwise noted)
U.S. forwards (cumulative exchange amounts)	4,227.1
Interest rate contracts	5,762.9
Equity price forwards (millions of shares)	0.7
Energy commodity (bcf)	516.9
Power commodity (MW/H)	57.0

The Company does not have any credit-risk related contingent features associated with its derivative instruments.

The Effect of Derivative Instruments on the Statements of Earnings and Comprehensive Income

The following table presents the effect of cash flow hedges on the Company’s consolidated earnings and consolidated comprehensive income. These effects are reported within commodity costs, other investment income and interest expense.

(millions of Canadian dollars)	Three months ended June 30, 2009	Six months ended June 30, 2009
Cash flow hedges
Amount of Gain/(Loss) Recognized in OCI
U.S. cross currency swaps	—	(12.7)
U.S. forwards (cumulative exchange amounts)	(69.3)	(11.3)
Equity price forwards	1.9	1.2
Interest rate contracts	47.7	50.4
Energy commodity	24.7	(49.0)
Amount of Gain/(Loss) Reclassified from AOCI to Earnings
U.S. cross currency swaps	—	18.8
U.S. forwards (cumulative exchange amounts)	—	9.3
Equity price forwards	1.8	(0.1)
Interest rate contracts	(4.9)	(8.6)
Energy commodity	0.3	(69.3)

The Company estimates that $98.4 million of accumulated other comprehensive loss related to cash flow hedges will be reclassified to earnings in the next 12 months. Actual amounts reclassified to earnings depend on the commodity prices, foreign exchange rates, interest rates and the Company’s share price in effect when derivative contracts that are currently outstanding mature. For all forecasted transactions, the maximum term over which the Company is hedging exposures to the variability of cash flows is 54 months at June 30, 2009.

The following table presents the effect of net investment hedges on the Company’s consolidated other comprehensive income.

(millions of Canadian dollars)	Three months ended June 30, 2009	Six months ended June 30, 2009
Net Investment Hedges
Amount of Gain Recognized in OCI
U.S. forwards (cumulative exchange amounts)	16.5	1.7

Non-Qualifying Derivatives

The following table presents the unrealized gains and losses associated with changes in the fair value of the Company’s non-qualifying derivatives, which are reported within commodity cost, other investment income and interest expense in the Consolidated Statement of Earnings.

(millions of Canadian dollars)	Three months ended June 30, 2009	Six months ended June 30, 2009
U.S. forwards (cumulative exchange amounts)	148.9	92.1
Interest rate contracts	3.4	3.4
Energy commodity	(33.5)	(80.6)

Unrealized derivative fair value gain	118.8	14.9

Additional information regarding the Company’s derivative instruments is in Note 7, Fair Value of Financial Instruments.

7.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of financial instruments reflects the Company’s best estimates of market value based on generally accepted valuation techniques or models and supported by observable market prices and rates.

The Company had estimated the following financial instrument fair values as at:

	June 30, 2009		December 31, 2008
	Carrying	Fair	Carrying	Fair
(millions of Canadian dollars)	Value	Value	Value	Value
Financial Assets
Cash and cash equivalents	354.4	354.4	541.7	541.7
Accounts receivable and other	1,472.4	1,472.4	2,074.0	2,074.0
Equity instruments at cost [1]	79.5	n/a	81.1	n/a
Held to maturity	181.5	181.5	404.7	359.2
Current derivative assets [2]	68.6	68.6	71.6	71.6
Long-term derivative assets [2]	394.5	394.5	316.9	316.9
Long-term notes receivable	158.4	158.4	166.9	132.6
Financial Liabilities
Accounts payable	1,898.8	1,898.8	2,100.8	2,100.8
Short-term borrowings	—	—	874.6	874.6
Long-term debt [3]	12,419.0	13,017.6	13,323.9	12,786.0
Current derivative liabilities [2]	140.5	140.5	49.4	49.4
Long-term derivative liabilities [2]	23.9	23.9	46.5	46.5

1.	Equity instruments at cost do not trade on an actively quoted market.
2.	Derivative assets and liabilities include those derivatives used in hedging relationships and non-qualifying derivatives.
3.	Long-term debt includes non-recourse debt and excludes transaction costs.

The Company categorizes its derivative assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. Level 1 includes assets and liabilities measured at fair value based on unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date. Level 2 include valuations determined using directly or indirectly observable inputs other than the quoted prices included within Level 1. Level 3 includes valuations based on inputs which are less observable, unavailable or where the observable data does not support a significant portion of the instruments’ fair value.

At June 30, 2009, the Company has categorized its derivative assets and liabilities measured at fair value as follows:

(millions of Canadian dollars)	Level 1	Level 2	Level 3	Total
Financial assets:
Current derivative assets	12.1	40.9	120.0	173.0
Long-term derivative assets	0.8	397.3	17.6	415.7
Financial liabilities:
Current derivative liabilities	74.5	79.7	101.5	255.7
Long-term derivative liabilities	7.8	20.1	6.5	34.4

Changes in the fair value of $27.0 million classified as Level 3 in the fair value hierarchy during the six months ended June 30, 2009, were as follows:

Fair value measurements using significant unobservable inputs (Level 3)

(millions of Canadian dollars)	Six months ended June 30, 2009
Balance at beginning of period	45.9
Total gains/(losses), realized and unrealized
Included in earnings	(48.4)
Included in other comprehensive income	3.0
Transfer into Level 3	(2.8)
Purchases, issuances and settlements	31.9
Balance at end of period	29.6

8.	EMPLOYEE FUTURE BENEFITS

Contributions paid and expected to be paid by the Company to the pension and Post-Employment Benefits Other than Pensions (OPEB) plans during 2009 are as follows:

	OPEB		Pension Benefits
(millions of Canadian dollars)	June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008
Contributions paid	0.4	8.2	23.8	33.3
Contributions expected to be paid in the next six months	9.7		24.6
Total contributions expected to be paid by December 31, 2009	10.1		48.4